UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 27, 2015

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-180300) and the Registration Statement on Form S-8 (file no. 333-101259).

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Credit Suisse announces increased mortgage-related litigation provisions

Zurich, February 27, 2015 Credit Suisse today announced that it has increased its mortgage-related litigation provisions by CHF 277 million subsequent to the disclosure of the bank's preliminary 2014 results on February 12, 2015.

Developments in industry-wide litigation and investigations in the United States relating to mortgages have resulted in an increase in provisions relating to this issue subsequent to the disclosure of the bank's preliminary 2014 results on February 12, 2015. Credit Suisse is obliged, under accounting standards, to assess the impact this new information has on its financial position and results for 2014. Developments that materially affect the bank’s legal provisions must be considered and, if necessary, reflected in the 2014 results if they become known before the financial statements are finalized.

Based on these developments and accounting requirements, Credit Suisse increased its litigation provisions for 4Q14 by CHF 277 million. Adjusting the preliminary financial results announced on February 12, 2015 for this charge, the reported 4Q14 net income was CHF 691 million, compared to a net loss of CHF 476 million in 4Q13. For the full year 2014, making the same adjustment, reported Core pre-tax income was CHF 3,232 million, compared to CHF 3,504 million in 2013, and reported 2014 net income attributable to shareholders was CHF 1,875 million, compared to CHF 2,326 million in 2013. Given that the increase in litigation provisions was recognized in the non-strategic unit of the Investment Banking division, there is no impact on Credit Suisse’s strategic Core pre-tax income for 4Q14 and full-year 2014, which remained at CHF1,449 million and CHF 6,790 million respectively.

Credit Suisse’s Look-through Basel III CET1 ratio was 10.1%, and the Basel III CET1 ratio was 14.9% as of the end of 2014, after reflecting the charge.

Also as a result of these developments, Credit Suisse has increased its 4Q14 estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for certain proceedings for which Credit Suisse believes an estimate is possible to zero to CHF 1.8 billion (from the previously disclosed range of zero to CHF 1.3 billion).

Credit Suisse Group is due to publish its final audited 2014 financial statements as part of the Annual Report on or about March 20, 2015.

The revised 4Q14 Earnings Release, 4Q14 Results Presentation Slides and updated Time Series Data reflecting the impact of the charge are available for download at: www.credit-suisse.com/results

Media Release
February 27, 2015 Page 2/3

Information
Media Relations Credit Suisse, Zurich +41 844 33 88 44, New York +1 212 325 52 00, media.relations@credit-suisse.com
Investor Relations Credit Suisse Zurich, Zurich +41 44 333 71 49, New York +1 212 325 55 27, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 45,800 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions and the litigation reserve figures which are discussed above relate only to those proceedings for which the Group believes an estimate is possible and which are discussed in Note 38 to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and updated in its quarterly reports (including the Group’s Annual Report on Form 20-F that is scheduled to be released on March 20, 2015). It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, our defenses and our experience in similar matters, as well as our assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. For additional details, see Note 38 to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and the litigation note in each of its quarterly Financial Reports.

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations and interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2015 and beyond;

–	the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
–	the ability to achieve our objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalizations or confiscations in countries where we conduct operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries where we conduct operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;

Media Release
February 27, 2015 Page 3/3

–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and cost targets; and
–	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk Factors” in I – Information on the company in our Annual Report 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Brady W. Dougan
Brady W. Dougan
Chief Executive Officer
Credit Suisse Group AG and Credit Suisse AG

/s/ David R. Mathers
David R. Mathers
Chief Financial
Date: February 27, 2015		Credit Suisse Group AG and Credit Suisse AG